

December 22, 2015

Mail Stop 3561

<u>Via E-mail</u>
Doug Samuelson
Chief Executive Officer
Smack Sportswear Inc.
6025 Macadam Court
Agoura Hills, CA 91301

    Re: Smack Sportswear Inc.
           Form PRE 14A
           Filed December 7, 2015
           File No. 000-53049

Dear Mr. Samuelson:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. It appears the solicitation of your security holders for an increase in authorized shares involves the acquisition of Almost Never Films Inc. As your security holders are not separately provided an opportunity to vote on the acquisition, it appears you must provide the disclosure required by Items 11, 13, and 14 of Schedule 14A. Please see Note A to Schedule 14A. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Killoy at (202) 551-7576 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: David Lubin, Esq,
        David Lubin & Associates, PLLC